November 22, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Christina DiAngelo-Fettig

RE:    LoCorr Investment Trust (File Nos. 333-171360; 811-22509)

Dear Ms. DiAngelo-Fettig:

On behalf of the Registrant, this letter responds to the supplemental comments you provided by telephone to Andrew Davalla with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response which the registrant has authorized Thompson Hine LLP to provide.

Comment 1.    Please respond if any disclosure regarding the Class Action line item was considered in the Notes to Financial Statement section.

Response.    The Registrant conferred with the Funds’ auditor and determined that no additional disclosure was necessary given the immaterial nature of the amounts shown.

Comment 2.    With respect to prospectus disclosure regarding expense cap limitation agreements, please disclose that recapture is possible provided that doing so would need exceed the current expense limitation or the one in place at the time of waiver.

Response.    Future disclosures will reflect such conditions.

Comment 3.    Please specifically identify the disclosures made to satisfy conditions 2 and 12 of the Trust’s manager of managers exemptive order.

Response.    The following disclosure appears in the Funds’ prospectus on pages 3, 12, 20, 26, 35, 44 and 46:

    The Adviser, on behalf of itself and on behalf of the Fund and other Funds it advises or may advise in the future that are each a series of LoCorr Investment Trust, was granted an exemptive order from the U.S. Securities and Exchange Commission ("SEC") that permits the adviser, with Board of Trustees approval, to enter into or amend sub-advisory agreements with sub-advisers without obtaining shareholder approval. Shareholders will be notified within 90 days of the engagement of an additional sub-adviser or sub-advisers to manage a portion of the Fund's portfolio.

Charts for the total advisory fees by the Fund are found on pages 44-45 of the Funds’ most recent SAI dated May 1, 2023. The Funds do not pay any subadvisory fees directly and do not use an affiliated subadviser.

November 22, 2023 Page 2

Macro Strategies Fund

	Accrued	Waived	Recouped	Total Paid
2022	$33,856,401		$0	$33,856,401
2021	$22,897,967	$0	$0	$22,897,967
2020	$16,831,107	$0	$29,733	$16,860,840

Long/Short Commodities Strategy Fund

	Accrued	Waived	Recouped	Total Paid
2022	$17,027,870	$0	$0	$17,027,870
2021	$10,161,464	$0	$0	$10,161,464
2020	$5,952,439	$0	$0	$5,952,439

Dynamic Opportunities Fund

	Accrued	Waived	Recouped	Total Paid
2022	$692,792	$(154,575)	$9,808	$548,025
2021	$324,317	$(263,217)	$0	$61,100
2020	$305,888	$(278,103)	$0	$27,785

Spectrum Income Fund

	Accrued	Waived	Recouped	Total Paid
2022	$1,286,660	$(9,125)	$73,649	$1,351,184
2021	$805,295	$(6,179)	$0	$799,116
2020	$679,761	$(70,144)	$0	$609,617

Market Trend Fund

	Accrued	Waived	Recouped	Total Paid
2022	$7,458,028	$0	$0	$7,458,028
2021	$4,033,497	$0	$0	$4,033,497
2020	$3,880,402	$0	$0	$3,880,402

Comment 4.    With respect to previous Comment 13, please provide a numerical reconciliation regarding the Long/Short Commodities Strategy Fund’s financial highlights and fee table.

Response.    After consulting with the Fund’s administrator, the Registrant notes the following for the Long/Short Commodities Strategy Fund:

November 22, 2023 Page 3

Difference in financial highlights in annual report and the prospectus fee table:
a.Actual management fee appears in annual report (1.42% due to breakpoints) vs. max fee (1.50%) in fee table
b.Swap/commodity pool expense of 33bps appears in fee table but not annual report
c.Acquired fund fees of 2bps appears in fee table but not annual report

Additionally, please see the attached spreadsheet for more details.

Comment 5.    With respect to Spectrum Income Fund, please reconcile the net fund expenses with the Fund’s expense limitation amount.

Response:    After consulting with the Fund’s administrator, the Registrant notes the following for the Spectrum Income Fund:

Differences in financial highlights in annual report and the prospectus fee table.  Note that this fund had periods of waiving fees and recovering previous waivers during the period.
a.Acquired fund fees of 80bps appears in fee table but not annual report
b.The annual report shows both the waiver and the recovery in the statement of operations and are netted in the financial highlights
c.The prospectus fee table has the waiver and recovery separated – the recovery is included in Remaining Other Expenses while the Waiver has its own line item.

Additionally, please see the attached spreadsheet for more details.

* * * * *

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla